Exhibit 99.1

25 September 2023

TRANSACTION IN OWN SHARES

Burford Capital Limited (the “Company”), the leading global finance and asset management firm focused on law, today announces that, in accordance with the terms of its programme announced on September 19, 2023 to purchase its ordinary shares, no par value per share (“Ordinary Shares”) up to a maximum aggregate amount of £4.0 million (the “Programme”) in connection with forthcoming vesting of restricted stock units under the Burford Capital 2016 Long Term Incentive Plan, the Company purchased the following number of Ordinary Shares through Numis Securities Limited (“Numis”).

Date of purchase:	September 22, 2023
Aggregate number of Ordinary Shares purchased:	57,087
Lowest price paid per Ordinary Share (GBp):	1159.00
Highest price paid per Ordinary Share (GBp):	1178.00
Volume weighted average price paid per Ordinary Share (GBp):	1167.7701

Ordinary Shares purchased pursuant to the Programme will be initially held by the Company in treasury. Following the purchase and settlement of these Ordinary Shares, the Company’s issued ordinary share capital is 219,049,877, of which 276,574 Ordinary Shares are held in treasury and do not have any voting rights. Therefore, the total number of voting rights in the Company, excluding treasury shares, will be 218,773,303 after giving effect to the purchases described above. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the UK version of Regulation (EU) No. 596/2014 which is part of UK law by virtue of the European Union (Withdrawal) Act 2018, the table below contains detailed information with respect to the individual trades made by Numis as part of the Programme.

Individual trades information:

Number of Ordinary Shares purchased	Transaction price (pence per Ordinary Share)	Time of transaction	Trading venue
389	1178.00	08:50:42	AIMX
21	1178.00	08:53:39	AIMX
413	1178.00	08:53:39	AIMX
461	1178.00	08:53:39	AIMX
83	1176.00	09:07:55	AIMX
103	1176.00	09:07:55	AIMX
248	1176.00	09:07:55	AIMX
94	1171.00	09:29:29	AIMX

311	1171.00	09:29:29	AIMX
117	1168.00	10:24:19	AIMX
264	1168.00	10:24:19	AIMX
32	1168.00	10:24:19	AIMX
263	1169.00	10:42:55	AIMX
93	1169.00	10:42:55	AIMX
371	1169.00	10:50:32	AIMX
6	1167.00	10:50:32	AIMX
106	1167.00	10:50:40	AIMX
191	1167.00	10:50:40	AIMX
72	1167.00	11:00:31	AIMX
52	1167.00	11:00:31	AIMX
356	1163.00	11:21:04	AIMX
69	1163.00	11:55:25	AIMX
199	1163.00	11:55:25	AIMX
493	1163.00	11:55:25	AIMX
188	1169.00	11:56:26	AIMX
411	1172.00	12:06:01	AIMX
375	1172.00	12:06:01	AIMX
400	1171.00	12:07:36	AIMX
46	1172.00	12:07:36	AIMX
283	1171.00	12:40:33	AIMX
154	1171.00	12:40:33	AIMX
250	1168.00	12:50:00	AIMX
125	1170.00	12:54:05	AIMX
125	1170.00	12:54:05	AIMX
180	1170.00	12:54:05	AIMX
486	1168.00	13:10:43	AIMX
81	1167.00	13:30:13	AIMX
288	1167.00	13:30:13	AIMX
100	1166.00	13:40:50	AIMX
60	1166.00	13:40:50	AIMX
24	1166.00	13:40:50	AIMX
191	1166.00	13:40:50	AIMX
396	1166.00	13:40:50	AIMX
361	1165.00	13:50:05	AIMX
356	1161.00	14:00:40	AIMX
4	1169.00	14:04:51	AIMX
25	1171.00	14:05:36	AIMX
31	1172.00	14:05:36	AIMX
414	1172.00	14:05:36	AIMX

40	1172.00	14:05:36	AIMX
572	1172.00	14:05:36	AIMX
66	1172.00	14:05:36	AIMX
772	1172.00	14:05:36	AIMX
417	1170.00	14:10:23	AIMX
438	1170.00	14:17:26	AIMX
310	1167.00	14:19:13	AIMX
82	1167.00	14:19:13	AIMX
400	1167.00	14:29:32	AIMX
382	1167.00	14:30:32	AIMX
34	1167.00	14:30:32	AIMX
438	1166.00	14:31:16	AIMX
428	1165.00	14:35:29	AIMX
409	1165.00	14:35:29	AIMX
397	1165.00	14:36:29	AIMX
61	1165.00	14:36:35	AIMX
21	1165.00	14:36:35	AIMX
139	1165.00	14:36:35	AIMX
16	1165.00	14:36:39	AIMX
148	1165.00	14:36:39	AIMX
6	1165.00	14:38:55	AIMX
125	1165.00	14:40:43	AIMX
125	1165.00	14:40:43	AIMX
125	1165.00	14:40:43	AIMX
23	1165.00	14:41:10	AIMX
104	1165.00	14:41:10	AIMX
166	1165.00	14:42:42	AIMX
89	1165.00	14:42:42	AIMX
36	1165.00	14:42:42	AIMX
100	1165.00	14:42:42	AIMX
275	1165.00	14:42:42	AIMX
370	1164.00	14:42:44	AIMX
652	1165.00	14:50:31	AIMX
215	1165.00	14:50:31	AIMX
412	1165.00	14:50:31	AIMX
499	1161.00	14:51:17	AIMX
83	1164.00	14:51:47	AIMX
356	1165.00	14:51:47	AIMX
430	1163.00	14:52:45	AIMX
350	1164.00	14:52:45	AIMX
71	1164.00	14:52:45	AIMX

164	1162.00	14:54:09	AIMX
219	1162.00	14:54:09	AIMX
13	1163.00	15:01:25	AIMX
350	1163.00	15:01:25	AIMX
25	1163.00	15:01:25	AIMX
427	1164.00	15:04:39	AIMX
59	1164.00	15:04:39	AIMX
96	1164.00	15:04:46	AIMX
111	1164.00	15:04:46	AIMX
125	1164.00	15:05:00	AIMX
269	1164.00	15:05:00	AIMX
132	1164.00	15:06:47	AIMX
394	1162.00	15:11:53	AIMX
634	1160.00	15:13:49	AIMX
76	1159.00	15:13:49	AIMX
282	1159.00	15:14:55	AIMX
361	1159.00	15:14:55	AIMX
595	1164.00	15:17:28	AIMX
248	1164.00	15:17:28	AIMX
16	1164.00	15:17:28	AIMX
329	1168.00	15:17:49	AIMX
31	1168.00	15:17:49	AIMX
258	1168.00	15:17:49	AIMX
125	1168.00	15:17:49	AIMX
2654	1168.00	15:17:49	AIMX
250	1168.00	15:17:49	AIMX
116	1168.00	15:17:49	AIMX
159	1168.00	15:19:29	AIMX
226	1168.00	15:19:49	AIMX
7	1168.00	15:19:49	AIMX
100	1168.00	15:19:49	AIMX
73	1168.00	15:19:50	AIMX
250	1168.00	15:22:50	AIMX
153	1168.00	15:22:50	AIMX
3	1168.00	15:23:57	AIMX
366	1170.00	15:26:39	AIMX
1449	1170.00	15:26:39	AIMX
639	1170.00	15:26:39	AIMX
859	1170.00	15:26:39	AIMX
397	1172.00	15:29:46	AIMX
390	1173.00	15:30:05	AIMX

328	1173.00	15:31:19	AIMX
34	1173.00	15:31:19	AIMX
7	1173.00	15:31:39	AIMX
3	1173.00	15:32:55	AIMX
31	1174.00	15:32:55	AIMX
340	1175.00	15:33:52	AIMX
1000	1175.00	15:33:52	AIMX
88	1175.00	15:33:52	AIMX
42	1175.00	15:33:52	AIMX
104	1175.00	15:33:52	AIMX
86	1173.00	15:34:52	AIMX
180	1173.00	15:34:52	AIMX
126	1173.00	15:42:57	AIMX
435	1173.00	15:42:57	AIMX
35	1173.00	15:42:57	AIMX
213	1173.00	15:42:57	AIMX
119	1173.00	15:42:57	AIMX
392	1173.00	15:42:57	AIMX
117	1173.00	15:42:57	AIMX
91	1173.00	15:42:57	AIMX
89	1173.00	15:42:57	AIMX
137	1173.00	15:42:57	AIMX
250	1173.00	15:47:57	AIMX
195	1173.00	15:47:57	AIMX
102	1171.00	15:47:57	AIMX
100	1171.00	15:47:57	AIMX
277	1171.00	15:47:57	AIMX
175	1170.00	15:47:57	AIMX
236	1170.00	15:47:57	AIMX
359	1168.00	15:47:57	AIMX
372	1168.00	15:50:10	AIMX
71	1168.00	15:50:10	AIMX
121	1169.00	15:50:10	AIMX
25	1169.00	15:50:10	AIMX
148	1169.00	15:50:10	AIMX
110	1169.00	15:50:14	AIMX
11	1169.00	15:50:14	AIMX
125	1169.00	15:51:14	AIMX
315	1169.00	15:51:14	AIMX
361	1169.00	15:53:14	AIMX
54	1169.00	15:53:14	AIMX

359	1167.00	15:53:45	AIMX
41	1167.00	15:53:45	AIMX
336	1167.00	15:53:45	AIMX
53	1167.00	15:53:45	AIMX
93	1165.00	15:54:00	AIMX
132	1165.00	15:54:00	AIMX
35	1165.00	15:54:00	AIMX
42	1165.00	15:54:00	AIMX
42	1165.00	15:54:00	AIMX
430	1166.00	16:01:11	AIMX
390	1166.00	16:01:11	AIMX
377	1166.00	16:01:11	AIMX
370	1166.00	16:01:11	AIMX
533	1166.00	16:01:45	AIMX
43	1166.00	16:01:45	AIMX
1411	1167.00	16:05:47	AIMX
31	1167.00	16:05:47	AIMX
531	1167.00	16:06:05	AIMX
319	1166.00	16:06:42	AIMX
110	1166.00	16:06:42	AIMX
243	1166.00	16:06:42	AIMX
135	1166.00	16:06:42	AIMX
350	1166.00	16:06:42	AIMX
18	1166.00	16:06:42	AIMX
428	1166.00	16:08:59	AIMX
356	1166.00	16:11:00	AIMX
276	1166.00	16:12:00	AIMX
395	1166.00	16:12:01	AIMX
237	1165.00	16:12:01	AIMX
122	1165.00	16:13:59	AIMX
7	1165.00	16:13:59	AIMX
227	1165.00	16:13:59	AIMX
433	1165.00	16:13:59	AIMX
655	1165.00	16:14:14	AIMX
48	1165.00	16:14:14	AIMX
382	1165.00	16:14:14	AIMX
401	1163.00	16:14:27	AIMX
389	1164.00	16:15:09	AIMX
113	1164.00	16:16:09	AIMX
139	1164.00	16:16:09	AIMX
349	1164.00	16:16:09	AIMX

76	1164.00	16:17:09	AIMX
69	1164.00	16:17:09	AIMX
232	1164.00	16:17:09	AIMX
244	1164.00	16:18:15	AIMX
47	1164.00	16:18:15	AIMX
14	1165.00	16:18:15	AIMX
24	1165.00	16:18:35	AIMX
470	1167.00	16:18:38	AIMX
52	1169.00	16:19:06	AIMX
100	1169.00	16:19:06	AIMX
125	1169.00	16:19:08	AIMX
146	1169.00	16:19:08	AIMX
250	1169.00	16:19:08	AIMX
91	1169.00	16:19:08	AIMX
19	1169.00	16:19:08	AIMX
90	1169.00	16:19:19	AIMX
125	1169.00	16:19:20	AIMX
141	1169.00	16:19:20	AIMX
378	1169.00	16:19:39	AIMX
517	1169.00	16:20:57	AIMX
13	1169.00	16:20:57	AIMX
18	1169.00	16:22:08	AIMX
22	1170.00	16:24:24	AIMX
490	1170.00	16:24:24	AIMX
48	1170.00	16:24:24	AIMX
60	1170.00	16:24:24	AIMX
54	1170.00	16:24:24	AIMX
8	1170.00	16:24:24	AIMX
84	1170.00	16:24:24	AIMX
52	1170.00	16:24:24	AIMX
68	1170.00	16:24:24	AIMX
125	1170.00	16:24:24	AIMX
126	1170.00	16:24:24	AIMX
51	1170.00	16:24:24	AIMX
100	1170.00	16:24:24	AIMX

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023

Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”,

“potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.